EXHIBIT 5

June 21, 2004

XETA Technologies, Inc.
1814 West Tacoma
Broken Arrow, Oklahoma 74012

RE:	XETA TECHNOLOGIES, INC.
FORM S-8 REGISTRATION STATEMENT
Our File No. 191-500

Gentlemen:

          We have acted as counsel for XETA Technologies, Inc., an Oklahoma corporation (the “Company”), in connection with the registration by the Company of 600,000 shares of  Common Stock, par value $.001 per share (the “Shares”), described in the Registration Statement on Form S-8 of the Company being filed with the Securities and Exchange Commission concurrently herewith (the “Registration Statement”).  The Shares will be issued pursuant to the Company’s 2004 Omnibus Stock Incentive Plan (the “2004 Plan”).

          In such connection, we have examined the Company’s Restated Certificate of Incorporation and its Amended and Restated Bylaws, as amended, together with minutes of applicable meetings and applicable memoranda of action of the Board of Directors, its Compensation Committee, and the shareholders of the Company, the 2004 Plan, the Registration Statement, and such other corporate records, certificates of public officials and documents as we have deemed necessary in order to render the opinions expressed herein.

          Based upon the foregoing, it is our opinion that the Shares have been validly authorized for issuance and, upon issuance and delivery thereof pursuant to and as provided by the Plan, the Common Stock so issued will be legally issued, fully paid and nonassessable.

          We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement.

Very truly yours,

BARBER & BARTZ

/s/ NANCY JONES

Nancy Hanania Jones